UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$676,000 Phoenix Autocallable Notes due September 21, 2021 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$3,425,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Common Stock of Amazon.Com, Inc.

$3,434,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the American Depositary Shares Representing the Ordinary Shares of Alibaba Group Holding Limited

$3,646,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Common Units of The Blackstone Group L.P.

$3,442,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Class A Common Stock of Facebook, Inc.

$3,409,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Common Stock of Netflix, Inc.

$3,435,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Common Stock of QUALCOMM Incorporated

$3,435,000 Phoenix Autocallable Notes due September 20, 2018 Linked to the Common Stock of Regeneron Pharmaceuticals, Inc.

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 21, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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